UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76028 / September 30, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16850

In the Matter of **CONTINUITYX SOLUTIONS, INC.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against ContinuityX Solutions, Inc. ("ContinuityX" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

A.   ContinuityX (CIK No. 1497814) is a Delaware corporation located in New York, NY.   On February 14, 2013, ContinuityX filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code. On or about February 14, 2013, Robert L. Geltzer was appointed interim Trustee of ContinuityX, and was subsequently designated as the permanent Trustee of ContinuityX pursuant to an Order of the United States Bankruptcy Court for the Southern District of New York entered on June 28, 2013. At all times relevant to this proceeding, the securities of ContinuityX have been registered under Exchange Act Section 12(g). ContinuityX is currently quoted as CUSXQ on OTC Link operated by OTC Markets Group, Inc., has six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

B.   ContinuityX has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed any annual report on Form 10-K since the period ended June 30, 2012, or quarterly reports on Form 10-Q since the period ended September 30, 2012.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Brent J. Fields
Secretary